RADA ELECTRONIC INDUSTRIES LTD.

7 GIBOREI ISRAEL STREET
NETANYA 4250407, ISRAEL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Avi Israel and Sarit Molcho or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.030 per share, of RADA Electronic Industries Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, June 7, 2018 at 10:00 a.m. (Israel time) at the principal offices of the Company, 7 Giborei Israel Street, Netanya 4250407, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE NOMINEES FOR DIRECTOR AND FOR PROPOSALS 2 THROUGH 7 SET FORTH ON THE REVERSE.

VOTES CAST FOR PROPOSALS 2 AND 5 WILL NOT BE COUNTED UNLESS "YES" OR "NO" HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO SUCH PROPOSAL.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RADA ELECTRONIC INDUSTRIES LTD.

June 7, 2018

GO GREEN

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Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES FOR DIRECTOR AND PROPOSALS 2 THROUGH 7.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To re-elect seven directors for terms expiring at the Company's 2019 Annual General Meeting of Shareholders.

NOMINEES:	FOR	AGAINST	ABSTAIN
YOSSI BEN SHALOM	☐	☐	☐
NIR COHEN	☐	☐	☐
KINERET YA'ARI	☐	☐	☐
ISRAEL LIVNAT	☐	☐	☐
ALON DUMANIS	☐	☐	☐
BEN ZION GRUBER	☐	☐	☐
GUY ZUR	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask if you have a personal interest (as described in the proxy statement) with respect to Proposals 2 and 5.

	FOR	AGAINST	ABSTAIN
2. To elect Ms. Tal Misch as an external director for a term of three years commencing on October 22, 2018.	☐	☐	☐

	YES	NO
Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the re-election of Ms. Tal Misch as an external director as described in the Proxy Statement as a result of your relationship with the controlling shareholder?	☐	☐

	FOR	AGAINST	ABSTAIN
3. To approve an increase in the Company's authorized share capital.	☐	☐	☐
4. To approve the U.S. Taxpayers Appendix to the Company's 2015 Share Option Plan and to reserve 1,000,000 of its Ordinary Shares for issuance thereunder.	☐	☐	☐
5. To approve the grant of an additional 500,000 options to purchase Ordinary Shares of the Company to Mr. Dov Sella, the Company's Chief Executive Officer.	☐	☐	☐

	YES	NO
Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of the grant of options to Mr. Sella as such terms are explained in the proxy statement?	☐	☐

	FOR	AGAINST	ABSTAIN
6. To ratify and approve the terms of employment of Mr. Guy Zur, a member of the Company's Board of Directors, as a business development consultant for the Company.	☐	☐	☐
7. To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2018 and to authorize the Company's Board of Directors to determine their compensation based on the recommendation of Company's Audit Committee.	☐	☐	☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.